Room 4561

January 24, 2008

W. Russell Smith, III
CEO
Vsurance, Inc.
540 N Golden Circle, Suite 304
Santa Ana, CA 92705

>   **Re: Vsurance, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed January 10, 2008**
>   **File No. 0-52279**

Dear Mr. Smith:

    We have reviewed your letter dated January 17, 2008 and have the following comments.

Schedule 14C

Security Ownership of Certain Beneficial Owners and Management, page 3

1.   We note your response to comment 2 of our letter dated January 15, 2008. We understand that it is your position that the Company did not engage in a solicitation in connection with the approval of the actions described in the filing. However, the proxy rules are not limited to solicitations made by or on behalf of a company. They apply equally to solicitations conducted by shareholders. We note that no shareholder of the Company has filed a Schedule 14A in connection with obtaining the consents necessary to approve the actions described in your filing. Please tell us what you have done to determine whether the communications among your shareholders with respect to the proposals constituted a solicitation by any person within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934.

<u>Approve an Increase in Authorized Common Stock and a New Class of Preferred Shares, page 10</u>

<u>Material Terms of the New Class of Preferred Shares, page 10</u>

2.   You indicate that your Articles of Incorporation presently authorize you to issue up to 20,100,000 shares of preferred stock. However, Section 2 of the Certificate of Amendment to your Articles of Incorporation filed as Exhibit 3.1B to your Form SB-2 filed on February 24, 2006 indicates that you are currently authorized to issue only 10,000,000 shares of preferred stock. Furthermore, the Certificate of Designation filed as Exhibit 3.3 to your amended Form SB-2 filed on June 23, 2006 indicates that all 10,000,000 shares of preferred stock were designated as Class A and Class B preferred stock. We also note that you do not appear to have filed Certificate of Designations relating to your Class D or Class E preferred stock. Please explain these circumstances.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel